Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V79922-P37815 For Against Abstain ! ! ! ! ! ! ODDITY TECH LTD. 8 HAHARASH STREET TEL AVIV-JAFFA 6761304, ISRAEL ODDITY TECH LTD. 2. To re-elect Shiran Holtzman-Erel as a Class II director to the Board of Directors of the Company, to hold office until the close of the Company’s annual general meeting to be held in 2028, and until her successor has been duly elected and qualified, or until such earlier time as her office is vacated. 1. To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. The Board of Directors recommends you vote FOR the following proposals: NOTE: Should any other matter requiring a vote of the shareholders arise, the proxies named herein are authorized to vote in accordance with their best judgment in the interest of the Company. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by duly authorized officer, giving full title as such. SCAN TO VIEW MATERIALS & VOTEw VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 12, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 12, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

V79923-P37815 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. ODDITY TECH LTD. ANNUAL GENERAL MEETING OF SHAREHOLDERS To be held on November 13, 2025 4:00 p.m. Israel Time This Proxy Is Solicited On Behalf Of The Board Of Directors The undersigned shareholder(s) hereby appoint(s) Sarit Rosenberg as proxy with the power to appoint her substitute, and hereby authorize(s) her to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares (Class A ordinary shares and Class B ordinary shares) of ODDITY TECH LTD. that the shareholder(s) is/ are entitled to vote as of the close of business on October 6, 2025 at the Annual General Meeting of Shareholders to be held at 4:00 p.m. Israel time, on November 13, 2025, at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. To the extent permitted by law and applicable stock exchange requirements, if no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. Continued and to be signed on reverse side